U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Livengood                       Scott                 A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     370 Knollwood Street, Suite 500
--------------------------------------------------------------------------------
                                    (Street)

     Winston-Salem                    NC                 27103
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


      Krispy Kreme Doughnuts, Inc. (KREM)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


     May 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman of the Board, President and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          04/05/00       P               1,000       A      $21      308,860        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/05/00       P                 500       A      $21          500        I        <F1>
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/05/00       P                 500       A      $21          500        I        <F2>
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/05/00       P                 500       A      $21          500        I        <F3>
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/05/00       P                 150       A      $21          150        I        <F4>
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

<F1>  Held by the  Adrienne A.  Livengood  Irrevocable  Trust for the benefit of
      Matthew Scott Livengood, Mr. Livengood's son, a trust of which Mr. Livengood's wife is the sole trustee.
<F2>  Held by the  Adrienne A.  Livengood  Irrevocable  Trust for the benefit of
      Gregory Alan Livengood, Mr. Livengood's son, a trust of which Mr. Livengood's wife is the sole trustee.
<F3>  Held by the  Adrienne A.  Livengood  Irrevocable  Trust for the benefit of
      John Erik Livengood, Mr. Livengood's son, a trust of which Mr. Livengood's wife is the sole trustee.
<F4>  Held by son.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $21      04/05/00 A    V    12,000       <F5>     04/05/10 Common    12,000           12,000    D
 Option (Right to                                                               Stock
  Buy)
---------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $54.75   05/18/00 A    V    10,000       <F6>     05/18/10 Common    10,000           10,000    D
 Option (Right to                                                               Stock
  Buy)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

=================================================================================================================================
Explanation of Responses:

<F5>  The option vests in three equal annual installments beginning on April 5,
      2003.
<F6>  The option vests in three equal annual installments beginning on May 18,
      2003.


   /s/ Scott A. Livengood                                       8/1/00
---------------------------------------------            -----------------------
       Scott A. Livengood                                        Date
     **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2